Filed by Zapp Electric Vehicles Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CIIG Capital Partners II, Inc.

Commission File No.: 001-40802

Transcript of Swin Chatsuwan and Gavin Cuneo on SPAC Insider Podcast

Show: SPAC Insider Podcast

Date: March 13th, 2023

Nick Clayton 0:02

Hello and welcome to another SPAC Insider Podcast where we bring an independent eye interviewing the target of SPAC transactions and their SPAC partners. Whether you’re bullish on the North American EV car boom or not, there are exciting things happening on two wheels in Europe and Asia. I’m Nick Clayton and this was my colleague Marlena Haddad and I speak with Swin Chatsuwan, founder and CEO of Zapp.

Zapp has developed a line of electric motorcycles manufactured in Thailand that include some unique features like being able to plug in anywhere. To help fuel Zapp’s drive into European and Asian markets, it announced a $573 million combination with CIIG Capital Partners II in November. CIIG II co-CEO Gavin Cuneo also joins to discuss some of the key points of differentiation for Zapp in the market. And why this differs from some of the first wave EV SPAC deals we saw earlier in the cycle. Take a listen.

So, a few years back, EVs and SPACs were two acronyms that seemed inextricably bound together. But we saw that wave of four wheeled EV deals in SPAC land. And now we’ve had several deals with two wheeled EV companies. And so just to start Swin, can you explain a bit about how and why those two markets are different?

Swin Chatsuwan 1:23

Actually, in the US, we understand four wheels quite well. And we’re very focused on replacing the existing ICE fleet with EV cars. But actually, the world itself has a very large population of two-wheeled vehicles. There are currently 60 million two-wheeled vehicles sold every year worldwide. And that number is—unlike cars—actually expected to grow and subject to which source you use, that number is expected to double between five and seven years from now.

Nick Clayton 1:58

That’s really interesting. And for you, Gavin, you were on the CIIG Team’s earlier SPAC deal. It did involve a four wheeled EVs. I mean, as you continue to look at the market, what were some of the changes that you saw that led you to look on the two wheeled side?

Gavin Cuneo 2:10

First of all, I think it’s the market size is number one Swin mentioned, these are huge markets. Most North American consumers don’t understand: we know what two wheelers are, we see them around. But when you’re in Europe, and in Asia, which are the target markets for Zapp, they’re massive, obviously, ubiquitous vehicles, especially in urban environments. We also saw this this segment as less competitive as the four wheelers. There’s a ton of pure play electric four wheelers that are out there, many publicly, many through SPAC transactions – far fewer in the two wheeled space. So that was appealing to us.

There’s a lot of other things about the two wheeled space and especially about Zapp’s business, which we can get into, but it’s especially on the manufacturing side, it’s a much simpler process. And that’s very Zapp-specific. But I think you can generalize that that building a two-wheeler is a much simpler process. And Zapp has really figured out how to get in to start a production which is very appealing to us. Because as you guys know, a lot of four wheeled companies have had a lot of difficulties. It’s taken more time, it’s taken more money, but not in the case of Zapp.

Marlena Haddad 3:07

So, just getting more into your powered two-wheeler models, where exactly do they fit in the market in terms of price and performance?

Swin Chatsuwan 3:16

Globally, two wheelers range quite diversely from literally $1,000 all the way up to $30,000 for road legal vehicles. So just to be clear, we don’t mean what Europeans call “trottinette”, which in the US, we would call scooters, which is like the products that Lime and Bird rent out, but we would mean road legal vehicles, the smaller versions would be more recognizable in the US, such as from a brand like Vespa and all the way to a very large top of the range Harley Davidson. So that’s the market that we’re in, road legal vehicles.

Now in Europe, the standard product range is between $6,000 to $13,000 to $14,000. And we, our product ranges between $7,000 and $9,000. So, as you can see, we’re right in that sweet spot. In Asia where the market is significantly bigger, there are two categories of products, shall we say standard products and premium products. And standard products being as I mentioned, the $1,000 up to about $3,000. The premium product then goes from $4,000, again to about $30,000. And again, we’re at the low end of that premium product range. But for us, we’re providing top of the range specifications that come from a motorcycle, but actually in a scooter format or you know, Vespa type format. And this is what’s new about Zapp. And this has been made possible by electrification and the compactness of the electrified platform over the gasoline platform.

Marlena Haddad 4:50

Got it and so your materials, note some efficiencies that you’ve found on the production side with just 165 components required for assembly. Why does that matter? And how does it compare to the competition?

Swin Chatsuwan 5:03

Great. So, I’m going to double back to what Nick said earlier, about four wheels and two wheels. In two wheels, weight is a real issue. And what we saw with electrification, is an opportunity to completely rethink from ground zero how to actually build a motorcycle, using electrification. And what we believe we’ve achieved is what I have coined Gen-2 sustainability. So, what we haven’t done is bolted an electric motor and some batteries to an existing form factor, I’ve actually gone back to ground zero and completely redesigned how our motorcycle looks, how it weighs, and how it’s manufactured. And as a result of that, we have a low component architecture, a very low center of gravity, and a very lightweight vehicle. And as you know, with electric vehicles, the heavier the vehicle, the more batteries, the more batteries, the heavier the vehicle, and you’re in this kind of like vicious circle. And what I set out to achieve from the beginning was a virtuous circle where you make the vehicle lighter, then the batteries get smaller, then the vehicle gets lighter, the batteries get smaller. So, I hope we’ve achieved that there are a number of accolades, which we’ve given ourselves, one, which is very important for Gen-2 sustainability.

Nick Clayton 6:19

Great. And as we’ve touched upon geography seems to be a much more important detail and talking about the kind of a two-wheeler product market fit then when it comes to the four-wheeler EVs. And so you mentioned Europe and Asia, but a little more specifically, what are some of the markets you’re targeting first? And what are some of the kind of ones you might be avoiding in terms of the first wave?

Swin Chatsuwan 6:37

For investors who might be listening, one of the things to point out is that the global two-wheel market is as big as the US luxury car market that Lucid wants to inhabit, and as big as the US pickup truck market that Rivian wants to inhabit. So that’s kind of what we’re talking about, just the labor foundations. When we talk about Europe, we’re really talking about the EU. And within the EU, the biggest markets would be Germany, France, Spain, and Italy. And what is interesting about Europe is that there are currently 35 million motorcycles in the EU. And as you’ve seen compared to the US, there is an accelerated legislature looking to terminate the use of ICE or gasoline, motorcycles, and cars, which could come into full effect in its entirety by say, 2035 depends who you believe. But you can see that in Paris, and a couple of other cities, gasoline bikes and cars, which are a bit older, have already been banned. But that pales into unit insignificance. When you look at Asia and the markets, we’re targeting are India and a group of countries that are called ASEAN, which is like the trading bloc equivalent of the EU, which consists of countries like Thailand, Indonesia, Vietnam, Philippines. And between those two countries, between that group of countries and India, they’re buying about 30 million, three-zero million motorcycles a year. It’s absolutely a huge market. But I will say that in the price segment we’re operating in, out of that 30 million, about 3 million are in the luxury space, which would put it for now slightly bigger than Europe. But if we see an accelerated rotation in Europe to EV two wheels, the number of sales at the moment is about 2 million units a year, it could jump to about 5 million units a year over the next 10 years. As we see more purchasing power in Asia, i.e., being South Asia and Southeast Asia, or ASEAN, we could again see an increase in sales of premium vehicles go from 3 million to possibly 6 million. So, we’re really in a good place to take advantage of both of those markets in Europe because of legislation tailwind, in Asia because of increasing purchasing power. So yeah, we really like our space.

Nick Clayton 9:09

Great. And we’ve mentioned some of the other companies that have been targeted by SPACs in the last couple of years and that not only are they somewhat different models generally than what you’re producing, but also those are companies that have separate business lines aside from making and selling the vehicles themselves. Sometimes that’s their main business because renting them out. And so, does that plan on getting into any of that in terms of ride sharing or building out charging networks to be monetized?

Swin Chatsuwan 9:32

One of the things that Gavin and the CIIG team really liked about us is that we’re called “infrastructure free”. So we don’t need charging infrastructure, like the power bank Gogoro network or the swappable battery, motorcycle consortium or cars, where you need to find somewhere on the curb to plug it in, our batteries only weigh about 12 pounds each, they have the same footprint as a MacBook Pro, the thickness of about three MacBook Pros, our motto for them is take them anywhere, charge them everywhere. And the reality is that with batteries that like, you can charge them in Starbucks, at home, in the office, and therefore you are infrastructure free. Being infrastructure free means we can sell or as many as we can make or make as many as we can sell. We’re not inhibited by ourselves in sales growth by the need to roll out a charging infrastructure. So, our take off rate’s going to be significantly faster, we hope, than Tesla’s was at the beginning. That’s a really important part of that.

Marlena Haddad 10:36

Great. And so, we usually ask about how companies are dealing with supply chain issues, but Zapp also has an interesting value chain model of its own. How did you come to decide to go with the drop-ship- direct-to-consumer model? And how much of that was in response to some of the macro forces out there?

Swin Chatsuwan 10:54

So, in terms of supply chain, absolutely, you know, having significantly lower components really eases our pain. And compared to cars, bikes generally have less electronics. And in our case, we’ve really consolidated that as well. So, we’re fairly safeguarded there. But you know, I can’t guarantee anything clearly, even with this low component architecture. In terms of delivery chain, I’ve been a great enthusiast of cars and motorcycles all my life. And one of the real pains of vehicle purchase experience and ownership experience is the dealership, they’ve taken stock on wholesale, they’re under pressure to move that stock. And when you go into a store, it’s really a kind of a horrible experience. So, what we’ve decided to do is to say, well, how can we make that experience better, the modern human now kind of buys everything online. So, we make that as painless as possible. So, you do your you do your transaction online and then a van, like an Amazon van, then delivers the bike to your home. So, there’s no need to go to a store, brace yourself for a hard sell experience. You do things in the comfort of your own home; the vehicle is then delivered to your home. And then we use the “we come to you” model after we’ve done the drop-ship-direct-to-customer. And the Zapper van then comes back to the customer’s home to do a safety inspection once a year, of course, our bikes are dry. And they don’t need servicing, per se. And the Zappers are trained by us, they may be independent contractors. But ultimately, they’re fully trained technicians who understand our product, our system, our after sales system, our parts inventory, clearly. And it does, what that does mean then is that we can do our marketing almost entirely on an above the line basis, get people familiar with the brand, get people familiar with our values, and becoming a part of our family. And then the network then goes into the service element. So, there isn’t a sales element at all. So, there’s no below the line. So you jump straight from above the line marketing to face to face contact at the after sales level, our product is brand new, but this approach, which we didn’t invent, it’s familiar in white goods, like a company like Nespresso would do the same thing, but it’s brand new for motorcycles.

Nick Clayton 13:26

Right. And I wanted to get into CIIG’s process a bit here too. And that, you know, again, we touched upon CIIG at an earlier SPAC that it’s combination with Arrival, which also had some novel concepts in terms of its business model with micro factories and had a concentration on fleets and some other particular aspects of it that kind of stood out against the rest of the EV space. And I was interested, Gavin, just you know, what were some of the learning experiences you took away from that deal that played into how you looked at Zapp and the market and how everything was progressing?

Gavin Cuneo 13:55

Yeah, Nick, I think our experience with Arrival, it really dovetails to what I was saying earlier. Arrival was a company that that had a very novel approach to or is a company that has a very novel approach to manufacturing through their micro factory system. And it’s also a company that’s had delays in getting the manufacturing up and running as a result. And it’s cost more than they thought. So, as we looked across the EV space, we’ve spent a lot of time in the space over the past few years with many different businesses and we came across Zapp and met Swin and learned of his plan. What was really appealing to us was the fact that he had this fantastic manufacturing partnership set up with Summit. We immediately traveled to Thailand, we saw the bikes coming off of the assembly line in Thailand and knew immediately this company was SOP ready. So, what Swin and the team – and we’ve a very experienced management team here, Swin, Jeremy, David, Simon, and the others – have put together a plan where everything is in place before they’ve taken their first order. So they know that they can deliver the bikes immediately. This isn’t something where they’ve gone out, built a prototype, and said, “let’s go see what the demand is and then if there’s demand for it, we’ll go figure out how to make it and deliver it to customers.” Every single piece of the business plan is in place to start and that was very appealing to us.

Nick Clayton 15:07

Great in terms of capitalizing the business, you know, just given where average redemption rates are now and how ready the company is, I mean, how much does Zapp’s, rollout and business plan change based on what the final proceeds of the deal are? Both high side, low side, whatever the scenario may be.

Gavin Cuneo 15:24

This is a very low capex business, there’s no capital expenditure required here to build a factory, it’s all in place with the partnership with Summit. On top of that, and Swin can get into this more, there’s they have a tremendous relationship with a bank called the EXIM Bank of Thailand, the Export-Import Bank, who is going to finance working capital here. So, all in all, the ability of this company to get to free cash flow positive earlier than many of its peers is there.

Swin Chatsuwan 15:49

We are adopting the contract manufacturing model, as Gavin has mentioned, therefore, there is no capex to build out factories, build out tooling. We’re working with a partner, which arrived with us via tender and Summit has been in business for 70 years, in its current form for 50 years. So, we’ve de-risked that for investors, there isn’t a scenario we hope, where we can’t make the bikes or there’s no capacity or the demand is down, we can’t make enough bikes. So, I think that’s really important. And one of the things that is really useful about going over to Thailand, is that all Southeast Asian economies are completely driven by export. So, the machine is well oiled. Summit is then supported by a state-owned enterprise called the Export Import Bank of Thailand or EXIM for short. So, what EXIM does is it takes our purchase orders from our customers secures them to Summit as a supplier. And it allows us then to strip out all working capital needs between a customer’s order and a customer’s delivery. And this is a well-oiled system and well known in manufacturing. But we’re possibly the only EV new Co. to have access to that kind of working capital, financing, and management, which also sets us apart from other companies.

Through the supply chain because of the export engine, Thailand is also one of the largest tier two places in the world in terms of motorcycle parts and automotive parts. For example, Ford has, I believe it’s still the biggest factory outside North America, in Thailand. It’s nearly 2 million ft2, I believe. Triumph Motorcycle, an age-old British company, entirely manufactures their vehicles here. And many iconic brands Vespa, Ducati, Harley Davidson, all have factory here. And of course, the big four Japanese, Honda, Yamaha, Suzuki, and Kawasaki, all have major facilities in Thailand, and therefore, our supply chain is local to the contract manufacturer. These are very important elements that we have access to.

Nick Clayton 18:04

Great. And by the same token, Gavin, how did the rockiness of the market with Zapp’s peers weigh on your valuation of the company? And I know that, you know, probably a lot of other investors that are sort of just looking out at the market are going to be looking at, you know, particular metrics. But you know, what are some of the metrics that you think are the most important when evaluating a company in this space? And then what are some of the things that they should really be paying attention to?

Gavin Cuneo 18:24

Well, I think you could look at all of the pre-SOP EV companies and see where they’re valued. And the fact that that Zapp is SOP ready deserves a premium to those yet the valuation we have here is slightly higher than the kind of a median of those pre-SOP companies as we looked at it when we entered into the transaction. We think the asset light business model deserves a premium to those, we think the SOP ready characteristic of the business deserves a premium to those, and the ability to get to cashflow positive because of those and the other factors like the EXIM bank here. You can look at two peers that we think are relevant here, one is LiveWire, another two wheeler that has de-SPACed at the end of last year. I think today it’s trading at about a $1.5 billion market cap. We have a $500 million pre-money valuation here on Zapp. So a significant discount to where LiveWire is trading. LiveWire has not started to produce its main product, the Del Mar, which will happen this year and will be going into production this year as well with Zapp i300. So I think when you look at that comparison about a third of the valuation is very attractive level for where Zapp is. The other comp that we think is relevant is Fisker and Fisker, as you know, also has a contract manufacturing relationship, which helps to get into production much quicker than everyone else, think it’s trading at about a $2.4 billion market cap as of today. So again, a significant discount here for Zapp versus a peer that may be in four wheels, but has some of the key elements of the business model here similar.

Swin Chatsuwan 19:50

There’s another layer to this Gavin, both of those companies are trading in the $2 billion region, and their entire captive market is the US, our market is global. We will be selling in the US, not in phase one, but we’ll be selling in euros in Europe, we’ll be selling in the Middle East, we’ll be selling in India, we’ll be selling in ASEAN, Korea, Australia, Japan. So in many ways, if you want to look at it another way, it kind of also de-risks us because we’re going to multi-markets and multi-currencies and contract manufacturing in a major low cost hub, proven major low cost hub, which happens to be in Southeast Asia. So that number of other attributes involved there in terms of risk, scale, scalability, size of market.

Marlena Haddad 20:40

And so there have been some rumblings that there may be opportunities for consolidation in the EV space now that so many of these companies are listed. Does that appear to be an attractive opportunity for Zapp or are some of the other business models out there just too different?

Swin Chatsuwan 20:57

There are far fewer players on the field in two wheels than there are in four wheels. You probably know the case studies of consolidation in the four wheels much better. And Geely taking over Volvo using the Volvo team to spawn Polestar, which de-SPACed; taking over Lotus, coming up with a premium SUV under the Lotus brand, producing Lynk & Co., Zeekr, but ultimately it’s all Geely. So you know that that would be a very large case study. In motorcycles not so much. But what we have seen at the brand level rather than the EV level is many significant brands KTM, MV Augusta, Norton, BSA, these are iconic European brands, they will become Asian owned by the very large Asian motorcycles conglomerates, whose names are Hero, Bajaj, TVS, Mahindra, these are huge companies. Yet one name stands out globally which people stateside may have never even heard of, called Royal Enfield. And Royal Enfield is an old British brand that was rejuvenated by an Indian group. Its market cap is now twice as big as Harley Davidson at $11 billion. And more than half I believe of their sales is in India, of light Premium vehicles which is right in our space. So whilst today we benchmark ourselves against Fisker and Livewire our goal is to be the ultimate British brand in Asia that will compete with Royal Enfield.

So no, I don’t think there’s going to be, the consolidation at the brand level in motorcycles is done. I can’t see another one coming through. There are small things that have happened. Fiero, and Exor that own Stellantis, which owns Chrysler and Jeep. Exor also owns Ferrari, and Hero, which is the biggest motorcycle company in the world. And Polaris, an American company, you know, that owns the Indian Motorcycle brand. They invested $107 million in a private round for the only well-known pure play new co. in EV two wheelers in the US, a company called Zero. And that private round deal was done at a value greater than ours. And that was a private round deal.

Gavin Cuneo 23:24

Marlena, I think that there’s a lot of whitespace here for Zapp. There’s no reason for them to acquire anybody else to achieve their business objectives. We’ve talked about the size of the market, we’ve talked about the transition to EV and the two wheel space. One thing we haven’t talked about is the fact that Zapp has been really creating a new category that we’re calling the urban motorcycle category. When Swin and the team that developed the business plan here, they saw a huge gap in really a vehicle that is an electric vehicle that is purpose built and appropriate for the urban environment. Cars aren’t really working in tight urban environments, in buses the transition to electric has been slow, and they didn’t really see a two wheeler that was built for this. And so I mean, Swin can talk about the design of the vehicle and why it’s, you know, purpose built for the urban market. But beyond the broader market stats, we think this opportunity is huge, and there’s no reason to acquire anybody else. We’ve got a product here that’s meant for it.

Marlena Haddad 24:20

And in general, just looking at how things are progressing in the market with both technology and regulations. What do you see as the most exciting thing coming around the bend for the two wheeled EV market?

Swin Chatsuwan 24:32

In Europe, the aggressive pace of legislation to terminate the use of gasoline vehicles, ICE vehicles, and in Asia, a concept which the chairman of Hero motorcycles, coined, “urban densification.” Not only is it urbanization, but the increase in density of urban living happening across Asia, where mass transit has completely fallen behind, there’s nowhere to park your car. And as Gavin was saying, there are no buses and subways and metros and things like that. So, your number one solution is motorcycles. And within that solution, there’s going to be a lot of segmentation. But if we simplify it to the standard type, call it cheap. And the premium type call it lifestyle or value proposition, we’re in that higher margin, higher value per unit sold, lifestyle premium segment. So therefore, what I’m trying to say in Asia is increasing urban densification, and also increasing purchasing power. These are, these are there, we don’t have to drive them, we’re walking into that. And if you look at China as a reference, another reference 30% of all two wheelers are now electric. So what’s also exciting about two wheels compared to four wheels is the rotation from ICE to EV has been way faster than four wheels. So then you got you got a whole bunch of layers, environmental legislation, purchasing power, urban densification, and overall growth in the market. Fast accepting acceptance of EVs proven by the rotation in in China. So all that is all tailwinds for us and globally.

As I mentioned earlier, what a lot of our peers have done is to try and bolt an electric drive train to an existing form factor and an existing architecture. And that, to me is a massive compromise the electrification and the compactness, potential compactness of the electric drive train allows one to take a new look, ground up look, at the biggest objective in two wheels, which is weight. And in doing that, what we, what we did was not what I just mentioned, but to do a ground up what is known as whole vehicle architecture. So to look at the motorcycle holistically, and say, “how can we create a new kind of motorcycle that’s made it a new kind of way.” So as a consequence of that, probably the biggest thing in terms of our technology isn’t electrification, but it’s a new kind of chassis we call exoskeleton. An exoskeleton is on the outside, EXO and it’s also load bearing. And as a result of the creation of that Z- shape you see on our website, what we’ve done is to make something we hope looks good, and becomes a product base design, based brand DNA. But it’s also allowed us to slash the total number of parts even electric to electric, 50 or 60 parts at the very least, it’s also allowed us to massively reduce the weight. And we are probably peer-to-peer anywhere between 30 and 80 kilos lighter, i.e. 25% to 40% lighter, and then has also allowed us not only to go with a low component architecture, but to result in a very simplified manufacturing basis. So we have no stamping, no painting, the whole thing is done not on a production line, but on a dolly system with four stations. And it only takes 30 minutes from, for the parts to go in at one end and become a motorcycle at the other end. So this is a massively fast turnaround time and allows us to have very flexible manufacturing. One thing that EV growth companies only talk about right is growing. But what happens you’re at a run rate of 30,000 units a month and you need to step back slightly. If we look in the news, you’ll see that Tesla has to dock prices because it can’t slow down production. They never thought they’d be in that situation in China, we won’t have that problem. So the whole thing’s tied together in our business model, which links the architecture of the vehicle with how they’re made. And then of course, lower components, better components means you’ve also got better sustainability. So yeah, that’s a very important part of what we set out to do. So it isn’t just about giving customers a nice product, but it allows them to in that diligence process, if you like to say, “well, okay, I love the look of this bike, but, you know, how are they as, as a company, do they share my values about sustainability,” and things like that, which I think in the age of social media, becomes very important because people can look and find these things about you. And we knowingly advocate these things, and promote that we are the forefront of these things significantly ahead of all the legacy companies and all the other pure play EV two-wheel Cos.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed business combination (the “Business Combination”) between Zapp Electric Vehicles Limited (“Zapp”), Zapp Electric Vehicles Group Limited (“PubCo”) and CIIG Capital Partners II, Inc. (“CIIG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated growth in the industry in which Zapp operates and anticipated growth in demand for Zapp’s products, projections of Zapp’s future financial results and possible growth opportunities for Zapp. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG II’s securities, (ii) the risk that the transaction may not be completed by CIIG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CIIG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CIIG II, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on Zapp’s business relationships, performance, and business generally, (vii) risks that the proposed Business Combination disrupts current plans of Zapp or diverts management’s attention from Zapp’s ongoing business operations and potential difficulties in Zapp’s employee retention as a result of the proposed Business Combination, (viii) the outcome of any legal proceedings that may be instituted against Zapp, Pubco, CIIG II or their respective directors or officers related to the proposed Business Combination, (ix) the ability of Pubco, CIIG II or a successor thereto to maintain the listing of its securities on The Nasdaq Stock Market LLC, (x) volatility in the price of the securities of Pubco, CIIG II or a successor thereto due to a variety of factors, including changes in the competitive and highly regulated industries in which Zapp plans to operate, variations in performance across competitors, changes in laws and regulations affecting Zapp’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xii) the risk of downturns in the highly competitive electric vehicle industry, (xiii) the ability of Zapp to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (xiv) the risk that Zapp may be unable to develop and manufacture electric vehicles of sufficient quality and on schedule and scale, that would appeal to a large customer base, (xv) the risk that Zapp has a limited operating history, has not yet released a commercially available electric vehicle and does not have experience manufacturing or selling a commercial product at scale and (xvi) the risk that Zapp may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities.

The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Pubco’s registration statement on Form F-4, CIIG II’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents filed by Pubco, CIIG II or a successor thereto from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements in this document represent the views of Zapp, Pubco and CIIG II as of the date of this document. Subsequent events and developments may cause that view to change. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. Zapp, Pubco and CIIG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Zapp, Pubco nor CIIG II gives any assurance that Zapp, Pubco or CIIG II will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp, Pubco or CIIG II or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to the proposed Business Combination between CIIG II, Pubco and Zapp. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. In connection with the Business Combination, Pubco filed a registration statement on Form F-4 with the SEC (as may be amended from time to time, the “Registration Statement”) on December 16, 2022, which included a preliminary proxy statement of CIIG II and a preliminary prospectus of Pubco, and after the Registration Statement is declared effective, CIIG II will mail a definitive proxy statement relating to the Business Combination to CIIG II’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of CIIG II’s stockholders to be held to approve the Business Combination (and related matters). Pubco and CIIG II may also file other documents with the SEC regarding the Business Combination. Before making any voting decision, CIIG II stockholders and other interested persons are urged to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with the Business Combination, as these materials will contain important information about Zapp, Pubco, CIIG II and the Business Combination.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CIIG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by CIIG II may be obtained free of charge from CIIG II’s website at https://ciigpartners.com/ or by written request to CIIG II at 40 West 57th Street, 29th Floor, New York, New York 10019.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CIIG II, Pubco and Zapp and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CIIG II’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CIIG II’s stockholders in connection with the proposed transactions is set forth in the proxy statement/prospectus. You can find more information about CIIG II’s directors and executive officers in CIIG II’s final prospectus filed with the SEC on September 14, 2021 and in the proxy statement/prospectus. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the proposed Business Combination. You may obtain free copies of these documents as described in the preceding section.

No Offer or Solicitation

This document is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Pubco, Zapp, CIIG II or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this document have not been reviewed by any regulatory authority in any jurisdiction.